NAPLOY CORP.

95 Lias Estate Kafe district Abuja,

FCT 900108 Nigeria

Telephone: +13072133163

Email: naploy.corp@tutanota.com

February 02, 2024

Michael Fay, Terence O'Brien

Juan Grana and Margaret Sawicki

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Naploy Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 22, 2024

File No. 333-274889

Dear Michael Fay, Terence O'Brien, Juan Grana and Margaret Sawicki:

In response to your letter dated January 29, 2024 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 6, 2023

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 1 and your disclosure that "the offering may not be conditional on the ultimate success of the listing." Please revise to state either (i) the offering is conditioned on receipt of listing approval or (ii) the offering is not conditioned on receipt of listing approval.

Response: We have revised our disclosure

Risk Factors

We Will Fall Under The Purview Of Nigerian Laws, Regulations, And Administrative

Decisions..., page 9

2. We note your response to prior comment 5 and reissue the comment in part. Please revise your disclosure here, and elsewhere in the registration statement, including your discussion on page 26, to state whether you are currently in compliance with applicable regulations in Nigeria, including the Nigerian Data Protection Regulation.

Response: We have revised our disclosure

1

Other Risks Particular To Operating In Nigeria, page 10

3. We note your response to prior comment 6 and reissue the comment. Please revise your disclosure to provide additional detail regarding the risks particular to operating in Nigeria that are specific to your Company.

Response: We have revised our disclosure

Description Of Our Business

Market Overview, page 25

4. We note your response to prior comment 7, including your disclosure that "[a]ccording to recent research of Insights10, revenue in the Health Care segment is projected to reach US$664.20m in 2022." Please revise to remove references to projections for years that have already passed or add the actual revenue in the Health Care segment reported in 2022.

Response: We have revised our disclosure

Directors, Executive Officers, Promoters And Control Persons

Background Information About Our Officers And Directors, page 37

5. We note your response to prior comment 9 and reissue the comment in part. Please disclose further information regarding Messrs. Arnold and Ulloa Bonilla's business experience. For example, you state that Mr. Arnold has been self-employed for the past 5 years, "managing several successful businesses in various industries, including technology sector" and you state that for the past 5 years Mr. Ulloa Bonilla has overseen "multiple thriving ventures across diverse industries." Please advise as to these businesses and industries including the name and principal business of any corporation or other organization in which such occupations and employment were carried on.

Response: We have added the following disclosure

Security Ownership Of Certain Beneficial Owners and Management, page 40

6. We note your revised Beneficial Ownership table in response to prior comment 10. Item 403 of Regulation S-K requires the table to include the total number of shares beneficially owned and the percent of the class so owned as of the most recent practicable date. The table as currently presented appears to show the percent of the class that Mr. Arnold would hold after the offering depending on the number of shares sold. You may retain this information, but please revise to also show that Mr. Arnold currently owns 100% of your outstanding shares.

Response: We have revised the Beneficial Ownership table

You can direct any other comments or questions directly to:

Frederick Sidney Reinhard Arnold

Telephone: +13072133163

Email: naploy.corp@tutanota.com

/s/ Frederick Sidney Reinhard Arnold

Frederick Sidney Reinhard Arnold

President, Chief Financial Officer,

Chief Executive Officer, Director

2